Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

August 31, 2008

Registrant: Emtec, Inc. (Delaware)

Subsidiaries: Emtec, Inc. (New Jersey)

Emtec Viasub LLC (Delaware)

Subsidiary:	Emtec Federal, Inc. (formerly, Westwood Computer Corporation) (New Jersey)

Emtec Global Services LLC (formerly, Emtec Federal Services LLC)

Subsidiary:	Luceo, Inc. (Illinois)
eBusiness Application Solutions, Inc. (New Jersey)
Aveeva, Inc. (Delaware)

Subsidiary: Aviance Software India Private Limited (India)